SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2012

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated April 20, 2012	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 23, 2012	By:	/s/ Li Yue
Name: Li Yue
Title: Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liabililty under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

The unaudited financial data of the Group for the first quarter of 2012 reflected:

•	Operating revenue reached RMB127.4 billion, up by 7.8% over the same period of last year

•	EBITDA of RMB60.7 billion, up by 4.5% over the same period of last year

•	Profit attributable to equity shareholders of RMB27.8 billion, up by 3.5% over the same period of last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2012.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2012 to 31 March 2012	For the period from 1 January 2011 to 31 March 2011	Increase

Operating Revenue (RMB)	127.445 billion	118.172 billion	7.8%
EBITDA (RMB)	60.703 billion	58.079 billion	4.5%
EBITDA Margin	47.6%	49.1%
Profit Attributable to Equity Shareholders (RMB)	27.799 billion	26.863 billion	3.5%
Profit Attributable to Equity Shareholders Margin	21.8%	22.7%

A-1

Operating Data

	As at 31 March 2012/ For the period from 1 January 2012 to 31 March 2012	As at 31 December 2011/ For the period from 1 October 2011 to 31 December 2011

Total Customers	667.20 million	649.57 million
Net Additional Customers for the relevant reporting period	17.63 million	16.05 million
3G Customers	59.56 million	51.21 million
Net Additional 3G Customers for the relevant reporting period	8.35 million	8.05 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/user/month)	65	74
Total Voice Usage for the relevant reporting period (minutes)	998.1 billion	1,013.8 billion
Average Minutes of Usage per User per Month (MOU) during the relevant reporting period (minutes/user/month)	508	522
Average Revenue per Minute during the relevant reporting period (RMB)	0.128	0.142
Wireless Data Traffic for the relevant reporting period (MB)	148.4 billion	144.0 billion
of which:
Mobile Data Traffic (MB)	57.3 billion	48.6 billion
WLAN Data Traffic (MB)	91.1 billion	95.4 billion
SMS Usage for the relevant reporting period (messages)	192.8 billion	186.4 billion

In the first quarter of 2012, the steady and relatively rapid macro-economic growth promoted the steady development of the Company’s business. However, the Company experienced challenges arising from the continued increase in mobile penetration rate, increasingly intensified competition in the telecommunications market and the structural change of the industry value chain. The Group persisted with the mantra of “Customers are our priority, quality service is our principle”, focused on the improvement in quality and services, and practiced rational competition. With the joint efforts of all the staff, the Group maintained steady growth in its operating results. The Group’s operating revenue of the first quarter of 2012 reached RMB127.4 billion, representing an increase of 7.8% compared to the same period of last year. EBITDA reached RMB60.7 billion, representing an increase of 4.5% compared to the same period of last year. Profit attributable to equity shareholders reached RMB27.8 billion, representing an increase of 3.5% compared to the same period of last year. Margin of profit attributable to equity shareholders was maintained at a relatively high level of 21.8%.

A-2

The Group has maintained favorable development momentum despite the intensified competition and various challenges. The Group still experienced remarkable growth in its customer base. The average monthly net additional customers were nearly 5.9 million and the Group continued to maintain the leading position in the industry. With the rapid growth of 3G customers, the number of 3G customers reached nearly 60 million. As the number of low usage customers increased, the scenario of “one customer with multiple SIM cards” became more and more popular and the Group had continued to steadily promote tariff adjustment, ARPU and average revenue per minute continued to decline during the relevant reporting period. However, the favorable development of the data business and in particular the wireless data traffic was effective in stabilizing the ARPU and average revenue per minute. The Group actively promoted its voice business and has experienced steady growth in the voice usage volume. Total voice usage for the first quarter of 2012 increased by 10.1% compared to the same period of last year. The Group actively promoted the healthy development of the data business and further optimized the revenue structure of the data business. The wireless data traffic has experienced continuous rapid growth. The wireless data traffic in the first quarter of 2012 increased by 181.3% compared to the same period of last year. The data businesses of Mobile Mailbox, Mobile Reading and Mobile Video have shown promising trends of growth. The favorable growth of the customer base, voice usage volume and data business boosted the stable growth of the operating revenue. The Group will continue to uphold its principles of rational investment, effective resource allocation, forward-looking planning and refined management in cost allocation in order to achieve a low-cost, highly efficient operation and continuously consolidate and improve its core competitiveness and maintain the stability of its profitability.

Facing both challenges and opportunities, the Group will leverage its existing advantages and core competitiveness in order to promote innovation and development, maintain its favorable business development and steady growth in its operating results and thereby, continuously create value for its shareholders.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board

China Mobile Limited

Xi Guohua

Chairman

Hong Kong, 20 April 2012

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

A-3